Exhibit 99.1

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 5, 2012

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on October 5, 2012 at 16:00 (Israel Standard Time) for the following purposes:

1.	To re-elect Dr. David Sidransky and Mr. Joshua Rosensweig to serve as a Class II directors of the Company until the annual general meeting of the Company’s shareholders to be held in 2015 in accordance with the Company’s Articles of Association and to elect Mr. Roy N. Davis to serve as a Class III director of the Company until the annual general meeting of the Company’s shareholders to be held in 2013 in accordance with the Company’s Articles of Association;
2.	To approve the remuneration for Mr. Roy N. Davis as a director of the Company as described in the accompanying proxy statement;
3.	To approve the remuneration for all the directors of the Company (except for the external directors); and
4.	To approve the remuneration for Mr. Brian A. Markison, the chairman of the Board of Directors of the Company (the “Board”);
5.	To re-appoint Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012, and until the next annual general meeting, and to authorize the Board to determine the remuneration of KFGK in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board;
6.	To approve the addition of 853,770 ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), to the shares authorized for issuance under the Company’s Global Share Incentive Plan (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 900,000;
7.	To approve the extension of the GSIP for an additional period of ten (10) years from the date of the Annual Meeting;
8.	To approve the availability for allotment to any and all U.S.-based Eligible Participants, as such term is defined in the GSIP, all available un-allotted options transferred from the Israeli Stock Option Plan adopted in 2003 to the GSIP; and
9.	To receive and consider the report of the independent registered public accounting firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2011.

Shareholders of record at the close of trading on August 30, 2012 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to October 12, 2012 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the

Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219 not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their proxies and vote their shares in person.

The complete form of the proposed resolutions may be viewed at the offices of the Company at its above mentioned address between the hours of 9:00 am and 4:00 pm Israel Standard Time, Sunday through Thursday, upon prior coordination with Oded Biran, Adv. at +972-73-222-0700 and on the Company’s website at www.rosettagenomics.com.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
August 29, 2012

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 5, 2012

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company at 10 Plaut St., Rehovot, Israel on October 5, 2012 at 16:00 (Israel Standard Time), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on August 30, 2012.

As of August 29, 2012, we had outstanding 9,096,548 of our ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), each of which is entitled to one vote upon each of the matters to be presented at the Annual Meeting1.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about August 30, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of August 30, 2012, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to October 12, 2012 at the same time and place, without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

1	This does not include 3,257 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

All proposals to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law 5759, 1999 (the “Companies Law”).

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — APPOINTMENT OF DIRECTORS

Background

Our articles of association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is eleven. Our Board is presently comprised of six members, two of whom are “external directors” appointed under the Companies Law. Our Board (other than the external directors) has been divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

One of our current directors, Mr. Roy N. Davis, was appointed by the Board in its meeting held on June 5, 2012 to fill the vacancy created by the resignation of Dr. Isaac Bentwich. Mr. Roy N. Davis’ appointment as a director is in effect until the Annual Meeting. We are proposing that the shareholders elect Mr. Roy N. Davis as a Class III Director of the Company until the annual general meeting of the Company’s shareholders to be held in 2013.

Three of our other directors are divided among the classes as follows:

•	Class I: The Chairman of the Board, Mr. Brian A. Markison serves as the only Class I director, and his term expires at the annual general meeting of shareholders to be held in 2014;
•	Class II: Dr. David Sidransky and Dr. Joshua Rosensweig currently serve as Class II directors, and their terms expire at this Annual Meeting; and

In addition, our two external directors, Mr. Gerald Dogon and Ms. Tali Yaron-Eldar, were initially elected by our shareholders on May 30, 2007 and were then re-elected on July 14, 2010 for three-year terms, and their current terms expire on July 13, 2013.

Given the end of the term of Dr. David Sidransky and Dr. Joshua Rosensweig, we are proposing that the shareholders re-elect Dr. David Sidransky and Dr. Joshua Rosensweig as directors for an additional term of three years. If re-elected at this Annual Meeting, Dr. David Sidransky and Dr. Joshua Rosensweig will serve until the annual general meeting of the Company’s shareholders to be held in 2015 or until such director’s office is vacated in accordance with the Company’s Articles of Association and the Companies Law.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his or her applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of the proposed nominee are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is supplied with respect to the nominees and is based upon the records of the Company and information provided to it by the nominee:

David Sidransky, M.D., (born June 21, 1960) has served as a member of our board of directors since December 22, 2009. Dr. Sidransky is a renowned oncologist and research scientist named and profiled by TIME magazine in 2001 as one of the top physicians and scientists in America, recognized for his work with early detection of cancer. He serves as Executive Officer of Biomerk, Inc. and as Director of the Head and Neck Cancer Research Program at the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins

University. He is a Professor of Oncology, Otolaryngology, Cellular & Molecular Medicine, Urology, Genetics, and Pathology at John Hopkins University and Hospital. Dr. Sidransky has written over 400 peer-reviewed publications, and has contributed to more than 50 cancer reviews and chapters. Dr. Sidransky is a founder of a number of biotechnology companies and holds numerous biotechnology patents. He has been the recipient of many awards and honors, including the 1997 Sarstedt International prize from the German Society of Clinical Chemistry, 1998 Alton Ochsner Award Relating Smoking and Health by the American College of Chest Physicians and the 2004 Hinda Rosenthal Award presented by the American Association of Cancer Research. Dr. Sidransky has served as Vice Chairman of the Board of Directors, and presently is a director of ImClone. He serves on the board of directors of KV Pharmaceutical Co., Champions Biotechnology, Inc. and Morria Biopharmaceuticals Plc. and is Chairman of Tamir Biotechnology, Inc. (also known as Alfacell Corp.). He is serving and has served on scientific advisory boards of corporations and institutions, including Amgen, MedImmune, Roche and Veridex, LLC (a J&J diagnostic company), among others. In addition, Dr. Sidransky served as Director of American Association for Cancer Research from 2005 to 2008. Dr. Sidransky received his B.A. from Brandeis University and his M.D. from the Baylor College of Medicine.

Mr. Joshua Rosensweig (born August 17, 1952) has served as a member of our board of directors since May 2004. Since November 2010, he has served as a member of the board of directors of Bezeq Israel Telecommunication Corp. Ltd. (Israel’s leading communications group) and of Alrov Real Estate and Hotels Ltd., a publicly-traded property development company. From September 2003 to September 2006, Dr. Rosensweig served as the Chairman of the Board of Directors of the First International Bank of Israel. From 1998 to July 2005, Dr. Rosensweig was a senior partner at Gornitzky and Co., a law firm where he specialized in international transactions and taxation. Dr. Rosensweig lectured at Bar-Ilan University, Law School from 1980 to 1995 and at Tel Aviv University, School of Business from 1983 to 1995. Dr. Rosensweig received his J.S.D. (International Taxation), and LL.M. (Taxation) from New York University Law School.

Mr. Roy N. Davis (born on January 31, 1947) has served as a member of our board of directors since June 2012. From January 2008 through January 2012, Mr. Davis was the President of Johnson & Johnson Development Corporation, J&J’s wholly owned ventures group, and Vice President of Corporate Development for all of J&J. In these roles, Mr. Davis was responsible for acquisition and licensing in areas outside of current J&J business sectors, venture capital investing on behalf of J&J and management of J&J’s wholly owned ventures. These efforts focused on developing new companies for J&J that offer transformational health care solutions. From 2003 to 2007, Mr. Davis held the positions of Company Group Chairman, J&J, and Worldwide Franchise Chairman, Ortho Clinical Diagnostics, with responsibilities for Ortho Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc. Mr. Davis joined J&J in 1984, where he moved through leadership positions of increasing responsibility in the organization in the United States, Europe and Asia.

The address for each of the directors noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTIONS AT THE MEETING:

“RESOLVED, to re-elect Dr. David Sidransky, as a Class II director, to serve until the 2015 annual general meeting of shareholders.”

“RESOLVED, to re-elect Dr. Joshua Rosensweig, as a Class II director, to serve until the 2015 annual general meeting of shareholders.”

“RESOLVED, to elect Mr. Roy N. Davis, as a Class III director, to serve until the 2013 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolutions.

Each of the above resolutions will be voted separately.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL THE ABOVE PROPOSED RESOLUTIONS.

PROPOSAL TWO — REMUNERATION OF MR. ROY N. DAVIS AS A DIRECTOR

Background

Under the Companies Law, compensation of a director in a public company requires the approval of the company’s audit committee, board of directors and general meeting of shareholders, in that order. The remuneration proposed for Mr. Roy N. Davis as described below has been approved by the Company’s Compensation Committee, Audit Committee and Board, in that order, and now requires approval of the Company’s shareholders at the Annual Meeting.

The Company’s Compensation Committee, Audit Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, Mr. Roy N. Davis shall receive remuneration in an amount of US $10,000 per year, paid in equal quarterly installments, and that if Mr. Davis shall become a member of a Committee formed by the Board, he shall be entitled to additional annual remuneration of US $10,000. As of the date hereof Mr. Davis is not a member of any committee formed by the Board.

The proposed remuneration is similar to the remuneration paid to the other directors of the Company except for the external directors, whose scope of remuneration is governed by Israeli law.

In light of the above it is proposed to compensate Mr. Davis in the same manner and at the same level that has been set for the compensation of the other directors of the Company. The proposed compensation consists of:

•	payment of annual directors fees of $10,000 beginning as of his appointment to the Board on June 5, 2012,; and
•	payment of an additional amount of $10,000 in the event that Mr. Davis is appointed as a member of one of the Board’s committees.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve the remuneration of Mr. Roy N. Davis as a director of the Company as described in the accompanying proxy statement.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL THREE — APPROVAL OF REMUNERATION FOR ALL THE DIRECTORS OF THE COMPANY (EXCEPT FOR THE EXTERNAL DIRECTORS)

Background

As of the date hereof and in accordance with prior resolutions of the Company's Audit Committee, Board and shareholders meetings (i) each member of the Board except for the external directors, is entitled to receive an annual fee of $10,000 plus value added tax (“VAT”), payable in equal quarterly installments, and (ii) each member of our Board, other than the external directors, who serves as a member of one or more of the Board’s committees receives an additional annual fee of $10,000 plus VAT, payable in equal quarterly installments, notwithstanding the number of committees in which he is a member.

According to a report from CompVision Ltd. (the “Compensation Report”), the remuneration of the Company's directors is lower than the average remuneration granted to directors in companies with similar characteristics to those of the Company. Based on the Compensation Report, it was decided to bring to approval the improvement of remuneration of the directors of the Company.

Under the Companies Law, compensation of a director in a public company requires the approval of the company’s audit committee, board of directors and general meeting of shareholders, in that order. The changes in remuneration proposed for all directors as described below have been approved by the Company’s Audit Committee and Board, in that order, and now requires approval of the Company’s shareholders at the Annual Meeting.

The Company’s Audit Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, each of the Company's directors (except for the external directors), including the chairman of the Board in the event that the Annual Meeting shall not approve his remuneration as detailed in Proposal Four, shall be entitled to receive as of the date hereof: (1) remuneration in an amount of US $20,000 plus VAT per year, paid in equal quarterly installments, and that a director who serves as a member of a Committee formed by the Board shall be entitled to additional annual remuneration of US $7,500 plus VAT per committee, and (2) payment of a participation fee of US $250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions.

In addition, the Company’s Audit Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, each of the Company's directors (except for the external directors), including the chairman of the Board in the event that the Annual Meeting shall not approve his remuneration as detailed in Proposal Four shall be entitled to receive: (1) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the Annual Meeting, vesting in equal installments annually over a period of three years beginning on the date of the Annual Meeting and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and (2) 5,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve months period in office as a director beginning on the date of the Annual Meeting. The options and RSUs will be granted and otherwise be subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months. To the maximum extent permissible, all options shall be treated as “Incentive Stock Options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. It was further resolved that the issuance of said options and RSUs to the Israeli directors of the Company shall be subject to an exemption, from the Israeli Securities Authority, from publishing a prospectus in the State of Israel with respect such issuance.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve that each of the Company's directors (except for the external directors), including the chairman of the Board in the event that the Annual Meeting shall not approve his monetary remuneration as detailed in Proposal Four, shall be entitled to receive, as of the date hereof, annual remuneration and participation fees in the amounts and terms as described in the accompanying proxy statement.”

“RESOLVED, to approve that each of the Company's directors (except for the external directors), including the chairman of the Board in the event that the Annual Meeting shall not approve the grant of options and RSUs to the chairman as detailed in Proposal Four, shall be entitled to receive options and RSUs in such numbers and under such terms as described in the accompanying proxy statement.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolutions.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL THE PROPOSED RESOLUTIONS.

PROPOSAL FOUR — APPROVAL OF REMUNERATION FOR THE CHAIRMAN OF THE BOARD, MR. BRIAN A. MARKISON

Background

Upon his latest reappointment as a Class I director on the annual meeting of the Company's shareholders that took place on July 6 2011, Mr. Markison has informed the Company that he will forego any monetary remuneration similar to the compensation package provided to other members of the Board in connection with their services on the Board and its Committees. Taking into consideration Mr. Markison’s waiver of monetary remuneration and the extra efforts anticipated to be invested by him in fulfilling his duties as chairman of the Board in advancing the Company and its business, duties that are expected to be more demanding than those of the other directors of the Company, it was resolved that Mr. Markison will be granted an option to purchase 5,000 Ordinary Shares, vesting over a period of three years at an exercise price per share equal to the closing price of the Company’s Ordinary Shares on the date of such annual meeting (such price was US $16.2) and to reimburse Mr. Markison, beginning as of his appointment to the Board on March 24, 2011, for reasonable expenses incurred by him in fulfillment of his duties as a director and as chairman of the Board, including, without limitation, reasonable phone and travel expenses.

Based on the Compensation Report and taking into consideration the extra efforts invested by Mr. Markison in fulfilling his duties as chairman of the Board in advancing the Company and its business, duties that are expected to be more demanding than those of the other directors of the Company, it was decided to bring to approval the improvement of remuneration of Mr. Brian A. Markison as the chairman the Board.

Under the Companies Law, compensation of a director in a public company requires the approval of the company’s audit committee, board of directors and general meeting of shareholders, in that order. The changes in remuneration proposed for Mr. Markison described below have been approved by the Company’s Audit Committee and Board, in that order, and now requires approval of the Company’s shareholders at the Annual Meeting.

The Company’s Audit Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, Mr. Brian A. Markison, the chairman of the Board, shall receive: (1) remuneration in an amount of US $25,000 plus VAT per year, paid in equal quarterly installments, and that if Mr. Markison shall serve as a member of a Committee formed by the Board, he shall be entitled to additional annual remuneration of US $10,000 plus VAT per committee, and (2) payment of a participation fee of $250 plus VAT for every Board or Board committee meeting including, inter alia, meeting by means of communication and unanimous written resolutions. As of the date hereof Mr. Markison is not a member of any committee formed by the Board.

In addition, the Company’s Audit Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, Mr. Markison shall be entitled to receive: (1) options to purchase 48,000 Ordinary Shares, at an exercise price per share equal to the closing price of the Ordinary Shares on the date of the Annual Meeting, vesting in equal installments annually over a period of three years beginning on the date of the Annual Meeting and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP, and (2) 10,000 Restricted Stock Units (“RSUs”) upon the end of each twelve months period in office as a director beginning on the date of the Annual Meeting. The options and RSUs will be granted and otherwise be subject to the same terms and conditions as applicable to options and RSUs granted under the GISP, except that the exercise period of the options and the RSUs upon termination shall be six months. To the maximum extent permissible, all options shall be treated as “Incentive Stock Options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve that Mr. Brian A. Markison shall be entitled to receive, as of the date hereof, annual remuneration and participation fees in the amounts and terms as described in the accompanying proxy statement.”

“RESOLVED, to approve that Mr. Brian A. Markison shall be entitled to receive options and RSUs in such numbers and under such terms as described in the accompanying proxy statement.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolutions.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ALL THE PROPOSED RESOLUTIONS.

PROPOSAL FIVE — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2012, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The Company paid the following fees for professional services rendered by KFGK and other members of Ernst & Young Global, for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010	2011
Audit fees(1)	$104,000	$88,706
Audit related fees(2)	$30,000	$28,000
Tax fees(3)	$10,000	$15,257
All other fees(4)	$—	$—
Total	$144,000	$131,963

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes fees for business related consultation.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2012 and until the Company’s next annual general meeting, and that the Board of Directors of the Company be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE AUDIT COMMITTEE RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL SIX — ADDITION OF ORDINARY SHARES TO THE RESERVED SHARES IN THE COMPANY’S GLOBAL SHARE INCENTIVE PLAN

Background

At the meeting of shareholders that took place on July 12, 2006, the shareholders approved the GSIP, and the grant of options exercisable into Ordinary Shares pursuant to the GSIP.

Under the GSIP the Company may issue either options or restricted shares, to its employees, consultants and board members. Under the GSIP, the Company may also issue options or restricted shares to the employees, consultants and board members of its subsidiaries, including subsidiaries located in the United States. The aggregate amount of Ordinary Shares that was authorized to be issued under the GSIP upon its adoption was 12,8792 Ordinary Shares.

At the annual meeting of the Company’s shareholders that took place on December 22, 2009, the shareholders resolved to increase the number of Ordinary Shares available for issuance under the GSIP by 25,000 Ordinary Shares. Out of such 25,000 Ordinary Shares, approximately 16,666 Ordinary Shares were dedicated as available for grant to employees who are United States taxpayers.

At an extraordinary meeting of the Company’s shareholders that took place on July 14, 2010, the shareholders resolved that in order to allow the Company flexibility in compensating Israeli and United States employees, all 25,000 Ordinary Shares, approved by the shareholders for grant under the GSIP on December 22, 2009, be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.

At the Board meeting dated June 25, 2012, it was resolved to approve and to recommend that the Company’s shareholders approve the addition of 853,770 Ordinary Shares of the Company to the amount of Ordinary Shares authorized for issuance under the GSIP, so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 900,000 and that all of these shares shall be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve the addition of 853,770 Ordinary Shares to the amount of Ordinary Shares authorized for issuance under the GSIP so that the total number of Ordinary Shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) will equal 900,000 and that all of these shares shall be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

2	All amounts of Ordinary Shares in the subsection for Proposal Four entitled “Background” are adjusted to give effect to (i) a 1-for-3.9822 reverse split that took place on June 15, 2006; (ii) a 1-for-4 reverse split that took place on July 6, 2011 and (iii) a 1-for-15 reverse split that took place on May 14, 2012.

PROPOSAL SEVEN — EXTENSION OF THE COMPANY’S GLOBAL SHARE INCENTIVE PLAN

Background

The GSIP current termination date is July 12, 2016.

On June 25, 2012, the Board resolved to approve and to recommend that the Company’s shareholders approve the extension of the GSIP for an additional period of ten (10) years from the date of the Annual Meeting.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve the extension of the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) for an additional period of ten (10) years from the date of this resolution.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL EIGHT — MAKING OF ALL AVAILBLE UN-ALLOTTED OPTIONS THAT WERE TRANSFERRED FROM THE ISRAELI SHARE OPTION PLAN TO THE COMPANY’S
GLOBAL SHARE INCENTIVE PLAN, AVAILABLE FOR ALLOTMENT TO ANY AND ALL
U.S. BASED ELIGIBLE PARTICIPANTS

Background

In March 2003, the Company adopted the 2003 Israeli Share Option Plan (the “ISOP”). The ISOP provided for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries and affiliates. Upon shareholder approval of the GSIP, in July 2006, all unissued ordinary shares that were available for issuance under the ISOP were transferred to the GSIP. However, all outstanding options granted under the ISOP remained outstanding and subject to the terms of the ISOP. All options that were granted under the ISOP and that were canceled were added to the ISOP’s “pool” of options and were transferred, from time to time by the Board, to the GSIP.

On June 25, 2012, the Board decided to transfer all currently available un-allotted options from the ISOP to the GSIP. In addition, the Board has decided to approve the allotment of the options that were so transferred to any and all U.S. based Eligible Participants of the GSIP (i.e., a recipient of an award according to the GSIP terms and applicable law), pending the approval of the Company’s shareholders.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve that all available un-allotted options that were transferred from the 2003 Israeli Stock Option Plan to the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) will be available for allotment to any and all U.S. based Eligible Participants of the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) as such term is defined the GSIP.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board